Exhibit 99.1

Valens Semiconductor Reports Fourth Quarter and Full Year 2023 Results

Fourth quarter revenues reached $21.9 million, and net income was $2.8 million; Full year 2023 revenues reached $84.2 million with automotive revenues reaching an annual record high

HOD HASHARON, ISRAEL, February 28, 2024 – Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the fourth quarter and full year ended December 31, 2023.

“Valens Semiconductor demonstrated both its resilience and innovation in 2023. Against a backdrop of increasing headwinds in the global semiconductor industry, we continued to expand our engagements and partnerships and to enhance our lineup of high-performance connectivity solutions with a focus on addressing unmet needs and emerging trends,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “Revenues were at the top end of our guidance for both the fourth quarter and the full year, reaching $21.9 million and $84.2 million, respectively. Notably, automotive revenues delivered a record high, contributing over 30% to total revenues.

“We implemented our vision for a holistic strategy that leverages Valens Semiconductor’s core technology to power cross-industry innovation and are well-positioned to benefit from positive long-term trends in videoconferencing, education, industrial, medical imaging, and automotive.

“As more corporations implement return-to-office policies, our offerings are increasingly relevant for all types of meeting rooms, from large corporate board rooms to small huddle rooms, as well as small office/home office setups. We also identified a large opportunity that solves the growing requirement for a cost-effective long-range single-chip solution for multi-Gig connectivity in videoconferencing, IT, industrial and medical applications. The introduction of our VS6320 chipset for USB3.2 extension opens new prospects for us, especially in end markets that we are targeting for expansion. For example, we can increase our current foothold in the industrial sector by addressing its unmet demand for high bandwidth and resilience required by AI- based computer vision. This ground-breaking chipset has already garnered industry recognition and is expected to drive opportunities in several verticals.

“2023 was also our first full year of selling our chipsets into a broad range of Mercedes-Benz models, which was reflected in our record auto sales this year. We are also seeing progress on the vehicle safety and ADAS front based on participating in a growing number of evaluation processes for our VA7000 MIPI A-PHY-compliant chipsets. While the automotive sector is currently experiencing softer demand and slower decision-making around new technology adoption, there is much anticipation surrounding our offerings, such as with our strategic partnership for our next-generation A-PHY-compliant chipsets with Intel Foundry Services and the introduction of the VA700R chipset for the trucking industry. The progress we have made to date highlights our focus on advancing connectivity and safety solutions in the automotive market.

“Valens Semiconductor remains committed to leading the market in advanced high-performance connectivity chips. We entered 2024 with a strong balance sheet, which includes $142.0 million in cash and cash equivalents. This financial flexibility allows us to continue investing in innovations and pursuing growth opportunities. Looking ahead, I am confident that Valens Semiconductor is well positioned with a highly relevant and compelling set of solutions to meet evolving customer demands when the market tailwinds return,” concluded Ben-Zvi.

Key Financial Highlights

●	Fourth quarter 2023 revenues reached $21.9 million, compared to $23.5 million in the fourth quarter of 2022

-	GAAP gross margin was 61.7% for the fourth quarter 2023 (non-GAAP gross margin was 63.1%). This compared to GAAP gross margin of 68.3% for the fourth quarter 2022 (and non-GAAP gross margin of 69.2%). The year-over-year change was mostly due to the larger share of automotive revenue compared to audio-video, which has much higher gross margin

-	GAAP Net Income increased to $2.8 million in the fourth quarter 2023, up from a Net Loss of $(7.3) million in the fourth quarter 2022

-	Adjusted EBITDA in the fourth quarter 2023 was positive, increasing to $2.2 million, up from $(4.6) million in the fourth quarter 2022

●	Full year revenues reached $84.2 million in 2023, compared to $90.7 million in 2022

-	Audio-video revenues accounted for 68.2%, reaching $57.4 million compared to $74.5 million in 2022, as customers worked through excess inventory which slowed the pace of orders

-	Automotive revenues accounted for 31.8% reaching a record of $26.8 million, up from $16.2 million in 2022

-	2023 full year GAAP gross margin was 62.5% (non-GAAP gross margin was 63.9%). This compared to 2022 full year GAAP gross margin of 69.9% (and non-GAAP gross margin of 70.7%)

●	Full year 2023 GAAP Net Loss was $(19.7) million, better than a Net Loss of $(27.7) million in 2022

●	Adjusted EBITDA loss in 2023 was $(10.3) million, better than the $(14.9) million recorded in 2022

●	Robust balance sheet of $142.0 million in cash, cash equivalents and short-term deposits, and no debt, as of December 31, 2023, compared to $142.7 at the end of September 30, 2023, and $148.4 million at the end of December 31, 2022

●	Inventory balance of $13.8 million on December 31, 2023, down from $16.9 million on September 30, 2023, and $23.8 million on December 31, 2022

Key Business Developments

Leveraged Valens Semiconductor’s core technology to power cross-industry innovation and presence

●	Florida’s largest county modernizes classrooms with Valens Semiconductor connectivity products in district’s public schools

●	Introduced the innovative USB3.2 extension, our VS6320 chipset, which is gaining traction in the marketplace

-	Dozens of products, such as cameras and huddle-room docking stations already in development by customers

-	Revenues expected to begin ramping up in the second half of 2024

-	Awards won: CES 2024 Innovation Award Honoree/Embedded Technology category, ISE 2024’s Commercial Integrator’s TNT Top New Technology Award and AV Technology Magazine’s Best of Show

●	Sold VA6000 chipsets for infotainment and telematics into a broad range of Mercedes-Benz models, the S, C, and E class series and EV models for the first full year, driving automotive revenues to more than 30% of total revenues in 2023

●	Progressed and leveraged the VA7000 chipset family

-	Continued to make progress and expanded the prospective opportunity pipeline with automotive OEMs

-	Validated by leading European labs at the request of leading automotive OEMs who are evaluating our technology, adding to the excellent Electromagnetic Compatibility (EMC) immunity tests in Japan by JASPAR earlier in 2023

-	Intel Foundry Services (IFS) partnership to fabricate the next-generation of our A-PHY-compliant chipsets, enabling significant cost and power reductions for this chipset family while achieving the highest performance and robust EMC immunity

-	Based on the VA7000, developed a new chipset that improves visibility for truckers on the highway by delivering an unparalleled combination of bandwidth and link distances for surround view and rear-view visibility

-	Collaborated with AI image processing company, iCatch Technology, on Valens Semiconductor’s automotive-grade VA7000 for its 360[0] multi-camera video conferencing solution and a multi-channel surround view monitoring system for the automotive industry

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“As with the rest of the semiconductor industry, Valens Semiconductor continues to encounter challenging macroeconomic conditions and shorter lead times which influence ordering and inventory consumption patterns. For the first quarter of 2024, revenues are now expected to range between $11.0 million and $11.2 million. Gross margin is expected to range between 52.2% and 53.0%, and adjusted EBITDA loss is expected to be in the range of $(9.7) million and $(9.1) million”, said Guy Nathanzon, CFO of Valens Semiconductor.

“Looking ahead, Valens Semiconductor’s growth prospects for the medium and longer term remain positive. However, the current environment is currently impacting our visibility and is likely to lead to a challenging first half. As such, second quarter 2024 revenues are expected to be relatively flat compared to the first quarter of 2024. Once the industry recovers, we will be ready to continue executing our growth plan with an even broader portfolio,” concluded Nathanzon.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, February 28, 2024, at 8:30 a.m. Eastern Time (ET) to discuss its fourth quarter and full year 2023 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2023 (including its full year 2023 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 28, 2024, is available in the investor relations section of its website at https://investors.valens.com/financials/sec-filings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2023 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Revenues	21,940	23,473	84,161	90,715
Gross Profit	13,527	16,030	52,592	63,390
Gross Margin	61.7%	68.3%	62.5%	69.9%
Net Income (loss)	2,790	(7,317)	(19,661)	(27,667)
Working Capital[1]	158,763	163,721	158,763	163,721
Cash, cash equivalents and short-term deposits[2]	142,020	148,387	142,020	148,387
Net cash used in operating activities	(4,136)	(5,831)	(6,359)	(22,095)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	63.1%	69.2%	63.9%	70.7%
Adjusted EBITDA Income (loss)[4]	2,212	(4,610)	(10,259)	(14,903)
Non-GAAP Income (loss) per share (in U.S. Dollars)[5]	$0.06	$(0.03)	$(0.05)	$(0.17)

1	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
2	As of the last day of the period.
3	Non-GAAP Gross Margin is defined as: GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended December 31, 2023, and 2022, share-based compensation and depreciation expenses were $328 thousand and $202 thousand, respectively. For the twelve months ended December 31, 2023, and 2022, share-based compensation and depreciation expenses were $1,200 thousand and $712 thousand, respectively.
4	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
5	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022

REVENUES	21,940	23,473	84,161	90,715
COST OF REVENUES	(8,413)	(7,443)	(31,569)	(27,325)

GROSS PROFIT	13,527	16,030	52,592	63,390
OPERATING EXPENSES:
Research and development expenses	(8,631)	(16,462)	(48,171)	(58,207)
Sales and marketing expenses	(3,984)	(4,081)	(17,314)	(16,959)
General and administrative expenses	(2,648)	(3,587)	(14,024)	(16,593)
TOTAL OPERATING EXPENSES	(15,263)	(24,130)	(79,509)	(91,759)

OPERATING LOSS	(1,736)	(8,100)	(26,917)	(28,369)
Change in fair value of Forfeiture Shares	95	(865)	1,713	2,907
Financial income (expenses), net	4,477	1,684	5,637	(1,770)
INCOME (LOSS) BEFORE INCOME TAXES	2,836	(7,281)	(19,567)	(27,232)
INCOME TAXES	(51)	(41)	(112)	(451)
INCOME (LOSS) AFTER INCOME TAXES	2,785	(7,322)	(19,679)	(27,683)
Equity in earnings of investee	5	5	18	16
NET INCOME (LOSS)	2,790	(7,317)	(19,661)	(27,667)

EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET INCOME (LOSS) PER ORDINARY SHARE[6] (in U.S. Dollars)	$0.03	$(0.07)	$(0.19)	$(0.28)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING NET INCOME (LOSS) PER ORDINARY SHARE	102,964,797	98,632,019	101,985,939	97,820,782

6	See footnote 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31, 2023	December 31, 2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	17,261	20,024
Short-term deposits	124,759	128,363
Trade accounts receivables	14,642	11,514
Inventories	13,836	23,816
Prepaid expenses and other current assets	4,196	4,793
TOTAL CURRENT ASSETS	174,694	188,510

LONG-TERM ASSETS:
Property and equipment, net	2,954	2,790
Operating lease right-of-use assets	2,202	3,824
Other assets	708	535
TOTAL LONG-TERM ASSETS	5,864	7,149

TOTAL ASSETS	180,558	195,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	15,931	24,789
LONG-TERM LIABILITIES:
Forfeiture shares	38	1,751
Operating leases liabilities	190	1,624
Other long-term liabilities	95	54
TOTAL LONG-TERM LIABILITIES	323	3,429

TOTAL LIABILITIES	16,254	28,218

TOTAL SHAREHOLDERS’ EQUITY	164,304	167,441

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	180,558	195,659

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period	2,790	(7,317)	(19,661)	(27,667)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	439	361	1,632	1,377
Stock-based compensation	3,509	3,129	15,026	12,089
Exchange rate differences	(2,707)	(1,280)	945	4,259
Interest on short-term deposits	(481)	(574)	(848)	(1,213)
Change in fair value of forfeiture shares	(95)	865	(1,713)	(2,907)
Reduction in the carrying amount of ROU assets	410	446	1,874	1,726
Equity in earnings of investee, net of dividend received	(12)	-	1	-
Changes in operating assets and liabilities:
Trade accounts receivable	(7,020)	(3,449)	(3,166)	(4,419)
Prepaid expenses and other current assets	(557)	(2,098)	489	3,462
Inventories	3,066	(1,942)	9,980	(14,494)
Long-term assets	(168)	243	(174)	293
Current Liabilities	(2,931)	5,592	(9,187)	6,962
Change in operating lease liabilities	(347)	184	(1,598)	(1,571)
Other long-term liabilities	(32)	9	41	8
Net cash used in operating activities	(4,136)	(5,831)	(6,359)	(22,095)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(32,682)	(82,345)	(206,024)	(214,522)
Maturities of short-term deposits	41,804	76,215	208,561	203,902
Purchase of property and equipment	(86)	(317)	(1,185)	(1,109)
Net cash provided by (used in) investing activities	9,036	(6,447)	1,352	(11,729)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	233	289	1,498	822
Net cash provided by financing activities	233	289	1,498	822

Effect of exchange rate changes on cash and cash equivalents	942	108	746	(3,765)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,075	(11,881)	(2,763)	(36,767)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	11,186	31,905	20,024	56,791
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	17,261	20,024	17,261	20,024

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	31	56	293	214

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	486	53	611	317
Operating lease liabilities arising from obtaining operating right-of-use assets[7]	55	132	398	648

7	Excluding the impact of $4.9 million recognized in the year ended Dec 31, 2022, due to initial adoption of the new lease standard ASC 842.

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended December 31,		Year Months Ended December 31,
	2023	2022	2023	2022

Net income (loss)	2,790	(7,317)	(19,661)	(27,667)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(95)	865	(1,713)	(2,907)
Financial expense (income), net	(4,477)	(1,684)	(5,637)	1,770
Income taxes	51	41	112	451
Equity in earnings of investee	(5)	(5)	(18)	(16)
Depreciation	439	361	1,632	1,377
Stock-based compensation expenses	3,509	3,129	15,026	12,089
Adjusted EBITDA income (loss)	2,212	(4,610)	(10,259)	(14,903)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Income (Loss) per share and reconciliation to Non-GAAP Income (Loss) per share.

	Three Months Ended December 31,		Year Ended December 31,
GAAP Income (loss) per Share	2023	2022	2023	2022

GAAP Net income (loss) used for computing Income (loss) per Share	2,790	(7,317)	(19,661)	(27,667)
Earnings Per Share Data:
GAAP income (loss) per Share (in U.S. Dollars)	$0.03	$(0.07)	$(0.19)	$(0.28)
Weighted average number of shares used for computing Income (Loss) per share	102,964,797	98,632,019	101,985,939	97,820,782

	Three Months Ended December 31,		Year Ended December 31,
Non-GAAP Income (loss) per Share[8]	2023	2022	2023	2022

GAAP Net income (loss)	2,790	(7,317)	(19,661)	(27,667)
Adjusted to exclude the following:
Stock based compensation	3,509	3,129	15,026	12,089
Depreciation	439	361	1,632	1,377
Change in fair value of Forfeiture Shares	(95)	865	(1,713)	(2,907)
Total Income (loss) used for computing Income (loss) per Share	6,643	(2,962)	(4,716)	(17,108)
Earnings Per Share Data:
Non-GAAP Income (loss) per Share (in U.S. Dollars)	$0.06	$(0.03)	$(0.05)	$(0.17)
Weighted average number of shares used for computing net income (loss) per share	102,964,797	98,632,019	101,985,939	97,820,782

8	The company calculates its non-GAAP Income (loss) per Share as GAAP Net Income (loss) adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net income (loss) per share.

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Lisa Fortuna

Financial Profiles, Inc.

+1-310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor